SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 8)*

Titan International, Inc.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

88830M102

(CUSIP Number)

Janet Yeung MHR Fund Management LLC 1345 Avenue of the Americas, 42nd Floor New York, New York 10105 (212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88830M102	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,200,427
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,200,427
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,427
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	88830M102	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,200,427
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,200,427
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,427
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	88830M102	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,005,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,005,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,005,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	88830M102	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,005,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,005,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,005,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	88830M102	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,064,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,064,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,064,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 7 of 9 Pages

Page 8 of 9 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 8, the Schedule 13D filed on January 21, 2014 (the “Initial Schedule 13D”), which was amended on February 20, 2014 by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”), on February 27, 2014 by Amendment No. 2 to the Initial Schedule 13D (“Amendment No. 2”), and on April 24, 2014 by Amendment No. 3 to the Initial Schedule 13D (“Amendment No. 3”), and on April 30, 2014 by Amendment No. 4 to the Initial Schedule 13D (“Amendment No. 4”), on July 31, 2014 by Amendment No. 5 to the initial Schedule 13D (“Amendment No. 5”), on December 10, 2014 by Amendment No. 6 to the initial Schedule 13D (“Amendment No. 6”), and on February 29, 2016 by Amendment No. 7 to the Initial Schedule 13D (“Amendment No. 7” and, together with the Initial Schedule 13D and Amendment No. 1 through Amendment No. 6, the “Schedule 13D”), and relates to shares of common stock, no par value per share (the “Common Stock”), of Titan International, Inc. (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 7.

Item 4	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On September 29, 2016, the Reporting Persons (together with certain of their affiliates, “MHR”), Michael Sirignano and the Issuer entered into an Audit Committee Observer Agreement (the “Observer Agreement”) that grants MHR the right to designate an observer to the Audit Committee of the Board of Directors of the Issuer (the “Audit Committee”) so long as MHR beneficially owns at least the lesser of (i) 8,005,000 shares of Common Stock and (ii) 10% of the issued and outstanding shares of Common Stock. Pursuant to the Observer Agreement, MHR has designated Michael Sirignano, a principal of Fund Management, as the initial observer to the Audit Committee, and is entitled to direct the replacement of the observer for any reason and at any time.

The foregoing description of the Observer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Observer Agreement, a copy of which is filed as Exhibit 1 to this Statement and is incorporated by reference herein.

Item 5	Interest in Securities of the Issuer

Item 5(a)(ix) and 5(b)(ix) are hereby amended by deleting such Items in their entirety and replacing them with the following:

The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2016, which disclosed that there were 54,046,512 shares of Common Stock outstanding as of July 20, 2016.

(a) (ix) Dr. Rachesky may be deemed to be the beneficial owner of 8,064,000 shares of Common Stock (approximately 14.90% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (a) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, Institutional Advisors III and MHR Holdings and (b) stock options to purchase 59,000 shares of Common Stock held directly.

(b) (ix) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 8,064,000 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 8,064,000 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

The information set forth in Item 4 above is incorporated into this Item 6 by reference.

Item 7	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Audit Committee Observer Agreement, dated as of September 29, 2016, by and among the Issuer and Michael Sirignano, Mark H. Rachesky, M.D., MHR Holdings LLC, MHR Fund Management LLC, MHR Institutional Advisors III LLC, MHR Advisors LLC, MHRC LLC, MHR Institutional Partners III LP, MHR Capital Partners Master Account LP and MHR Capital Partners (100) LP (incorporated by reference to Exhibit 10 to the Issuer’s Current Report on Form 8-K filed on October 3, 2016).

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 4, 2016	MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC,
its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

	By:	/s/ Janet Yeung, Attorney in Fact